~~~~~~ PALOMINE MINING INC. ~~~~~~

595 Howe Street, Suite 507

Vancouver, British Columbia

 Canada, V6C 2T5

Phone:  604-681-6466

Facsimile:  604-681-2161

June 5, 2006

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Room 4561

Washington, D.C., 20549

Attention:  Hugh Fuller

Dear Sirs:

Re:

Palomine Mining Inc.  - Registration Statement on Form SB-2

File No. 333-123465

Further to our recent telephone conversation, we are herewith filing an amended registration statement on Form SB-2 that addresses your following verbal comments:

1.

We have updated the information in our registration statement to the current date.

2.

We have included interim financial statements for the period ended April 30, 2006 with our filing.

3.

We have filed as an exhibit an updated legal opinion.

Yours truly,

/s/ Eugene Larabie

Palomine Mining Inc.

Eugene Larabie, President